UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

DIMENSION THERAPEUTICS, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

25433V105
(CUSIP Number)

OrbiMed Advisors LLC
OrbiMed Capital GP V LLC
Samuel D. Isaly

601 Lexington Avenue, 54th Floor
New York, NY 10022
Telephone:  (212) 739-6400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 27, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 25433V105	Page 2 of 13 Pages

1		NAME OF REPORTING PERSONS OrbiMed Advisors LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,397,698
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,397,698
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,397,698
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.70%*
14		TYPE OF REPORTING PERSON (See Instructions) IA
_______________________
*This percentage is calculated based upon 24,879,574 shares of the Issuer’s Common Stock (defined below) outstanding, as set forth in the Issuer’s prospectus, dated October 21, 2015, filed with the SEC (defined below) on October 22, 2015.  The number of shares of Common Stock outstanding gives effect to the Issuer’s initial public offering and assumes no exercise by the underwriters of their option to purchase up to an additional 825,000 shares of Common Stock.

SCHEDULE 13D

CUSIP No. 25433V105	Page 3 of 13 Pages

1		NAME OF REPORTING PERSONS OrbiMed Capital GP V LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,397,698
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,397,698
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,397,698
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.70%*
14		TYPE OF REPORTING PERSON (See Instructions) OO
_______________________
*This percentage is calculated based upon 24,879,574 shares of the Issuer’s Common Stock (defined below) outstanding, as set forth in the Issuer’s prospectus, dated October 21, 2015, filed with the SEC (defined below) on October 22, 2015.  The number of shares of Common Stock outstanding gives effect to the Issuer’s initial public offering and assumes no exercise by the underwriters of their option to purchase up to an additional 825,000 shares of Common Stock.

SCHEDULE 13D

CUSIP No. 25433V105	Page 4 of 13 Pages

1		NAME OF REPORTING PERSONS Samuel D. Isaly
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,397,698
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,397,698
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,397,698
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.70%*
14		TYPE OF REPORTING PERSON (See Instructions) IN
_______________________
*This percentage is calculated based upon 24,879,574 shares of the Issuer’s Common Stock (defined below) outstanding, as set forth in the Issuer’s prospectus, dated October 21, 2015, filed with the SEC (defined below) on October 22, 2015.  The number of shares of Common Stock outstanding gives effect to the Issuer’s initial public offering and assumes no exercise by the underwriters of their option to purchase up to an additional 825,000 shares of Common Stock.

Item 1.	Security and Issuer

This Schedule 13D (the “Statement”) relates to the common stock, par value $0.0001 per share, of Dimension Therapeutics, Inc. (the “Common Stock”), a corporation organized under the laws of the state of Delaware (the “Issuer”), with its principal executive offices located at 840 Memorial Drive, 4th Floor, Cambridge, MA 02139.  The Common Stock is listed on the NASDAQ Global Market under the ticker symbol “DMTX.”  Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2.	Identity and Background

(a)           This Statement is being filed by OrbiMed Advisors LLC (“Advisors”), a limited liability company organized under the laws of Delaware, OrbiMed Capital GP V LLC (“GP V”), a limited liability company organized under the laws of Delaware, and Samuel D. Isaly (“Isaly”), an individual (collectively, the “Reporting Persons”).

(b) – (c)  Advisors, a registered investment adviser under the Investment Advisers Act of 1940, as amended, is the sole managing member of GP V, which is the sole general partner of OrbiMed Private Investments V, LP (“OPI V”), which holds shares of Common Stock, as more particularly described in Item 3 below.  Advisors has its principal offices at 601 Lexington Avenue, 54th Floor, New York, New York 10022.

GP V has its principal offices at 601 Lexington Avenue, 54th Floor, New York, New York 10022.

Isaly, a natural person, is the managing member of Advisors and owns a controlling interest in Advisors.

The directors and executive officers of Advisors and GP V are set forth on Schedules I and II, attached hereto.  Schedules I and II set forth the following information with respect to each such person:

(i)           name;

(ii)          business address;

(iii)         present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and

(iv)         citizenship.

(d) – (e)  During the last five years, neither the Reporting Persons nor any Person named in Schedule I or II have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Isaly is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

On and prior to the close of February 18, 2014, Advisors and GP V, pursuant to their authority under the limited partnership agreement of OPI V, as more particularly referred in Item 6 below, caused OPI V to purchase 5,000,000 shares of Series A Preferred Stock of the Issuer. Upon completion of the Issuer’s initial public offering, each share of Series A Preferred Stock of the Issuer automatically converted on a 2.923-for-1 basis into Common Stock.

On and prior to the close of February 2, 2015 Advisors and GP V, pursuant to their authority under the limited partnership agreement of OPI V, as more particularly referred to in Item 6 below, caused OPI V to purchase 4,500,000 shares of Series A Preferred Stock of the Issuer.  Upon completion of the Issuer’s initial public offering, each share of Series A Preferred Stock of the Issuer automatically converted on a 2.923-for-1 basis into Common Stock.

On and prior to the close of April 20, 2015, Advisors and GP V, pursuant to their authority under the limited partnership agreement of OPI V, as more particularly referred to in Item 6 below, caused OPI V to purchase 5,692,874 shares of Series B Preferred Stock of the Issuer.  Upon completion of the Issuer’s initial public offering, each share of Series B Preferred Stock of the Issuer automatically converted on a 2.923-for-1 basis into Common Stock.

On October 21, 2015, the Registration Statement on Form S-1 filed with the Securities and Exchange Commission (the “SEC”) by the Issuer (SEC File No. 333-206911) in connection with its initial public offering of 5,500,000 shares of Common Stock of the Issuer (the “IPO”) was declared effective (the “Registration Statement Effective Date”).

The closing of the offering took place on October 27, 2015, and at such closing Advisors and GP V, pursuant to their authority under the limited partnership agreements of OPI V, as more particularly referred to in Item 6 below, caused OPI V to purchase 200,000 shares of Common Stock at the initial public offering price of $13 per share.

The source of funds for such purchases was the working capital of OPI V and capital contributions made to OPI V.

As a result of the transactions described in this Item 3, (i) GP V, as the general partner of OPI V, (ii) Advisors, as the managing member of GP V, and (iii) Isaly, as the managing member of Advisors and the owner of a controlling interest in Advisors, may each be deemed to be the beneficial owner of approximately 21.70% of the shares of Common Stock.  None of the Reporting Persons have acquired or disposed of any additional shares of Common Stock since October 27, 2015.

Item 4.	Purpose of Transaction

The Reporting Persons caused OPI V to acquire shares of the Issuer for the purpose of making an investment in the Issuer and not with the intention of acquiring control of the Issuer’s business on behalf of OPI V.

The Reporting Persons from time to time intend to review their investment in the Issuer on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s shares of Common Stock in particular, as well as other developments and other investment opportunities.  Based upon such review, the Reporting Persons will take such actions in the future as the Reporting Persons may deem appropriate in light of the circumstances existing from time to time.  If the Reporting Persons believe that further investment in the Issuer is attractive, whether because of the market price of the Common Stock or otherwise, they may acquire shares of Common Stock or other securities of the Issuer either in the open market or in privately negotiated transactions.  Similarly, depending on market and other factors, the Reporting Persons may determine to dispose of some or all of the shares of Common Stock currently owned by the Reporting Persons or otherwise acquired by the Reporting Persons either in the open market or in privately negotiated transactions.

Except as set forth in this Statement, the Reporting Persons have not formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the Issuer’s capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any change in the Issuer’s charter or bylaws or other instrument corresponding thereto or other action which may impede the acquisition of control of the Issuer by any person; (h) causing a class of the Issuer’s securities to be deregistered or delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a)-(b)  As of the date of this filing, the Reporting Persons may be deemed, for purposes of Rule 13d-3 of the Act, directly or indirectly, including by reason of their mutual affiliation, to be the beneficial owners of the shares of Common Stock described in Item 3 above.  Based upon information contained in the Issuer’s prospectus,   dated October 21, 2015, filed with the SEC on October 22, 2015, such Common Stock constitutes approximately 21.70% of the issued and outstanding shares of Common Stock.  Advisors, pursuant to its authority as the sole managing member of GP V, the sole general partner of OPI V, may be deemed to indirectly beneficially own the shares of Common Stock held by OPI V.  GP V, pursuant to its authority as the general partner of OPI V, may be deemed to indirectly beneficially own the shares of Common Stock held by OPI V.  Isaly, pursuant to his authority as the managing member of Advisors and owner of a controlling interest in Advisors, pursuant to its limited liability company agreement, may also be deemed to indirectly beneficially own the shares of Common Stock attributable to Advisors.  As a result, Isaly, Advisors and GP V share the power to direct the vote and to direct the disposition of the shares of Common Stock described in Item 3 above.

(c)           Except as disclosed in Item 3, the Reporting Persons have not effected any transactions in the shares during the past sixty (60) days.

(d)           Not applicable.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

In addition to the relationships between the Reporting Persons described in Items 2, 3 and 5 above, GP V is the sole general partner of OPI V, pursuant to the terms of the limited partnership agreement of OPI V.  Advisors is the sole managing member of GP V, pursuant to the terms of the limited liability company agreement of GP V.  Pursuant to these agreements and relationships, Advisors and GP V have discretionary investment management authority with respect to the assets of OPI V.  Such authority includes the power of GP V to vote and otherwise dispose of securities purchased by OPI V.  The number of outstanding shares of Common Stock attributable to OPI V is 5,397,698 shares of Common Stock.  Advisors and GP V may each be considered to hold indirectly 5,397,698 shares of Common Stock.  Isaly, pursuant to his authority as the managing member of, and owner of a controlling interest in, Advisors, also has shared discretionary power to direct the vote and the disposition of the securities of the Issuer held by OPI V.

Rishi Gupta (“Gupta”), a Private Equity Partner at Advisors, has been a member of the Board of Directors of the Issuer since February 2015, and, accordingly, the Reporting Persons may have the ability to affect and influence control of the Issuer.  From time to time, Gupta may receive stock options or other awards of equity-based compensation pursuant to the Issuer’s compensation arrangements for non-employee directors.  Gupta is obligated to transfer any shares of Common Stock issued under any such stock options or other awards, or the economic benefit thereof, to the Reporting Persons, which will in turn ensure that such shares or economic benefits are provided to OPI V.

Lock-up Agreement

In connection with the Issuer’s initial public offering, Goldman, Sachs & Co. (“Goldman”), Citigroup Global Markets Inc. (“Citigroup” and together with Goldman, the “Representatives”) and OPI V entered into a Lock-Up Agreement (the “Lock-Up Agreement”).  The Lock-Up Agreement provides that, subject to limited exceptions, without the prior written consent of the Representatives, OPI V will not, for a period of 180 days from the date of the Underwriting Agreement between the Issuer and the Representatives (the “Lock-Up Period”),

(1) offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of or transfer any shares of Common Stock, or any options or warrants to purchase any shares of Common Stock, or any securities convertible into, exchangeable for or that represent the right to receive shares of Common Stock, whether owned as of the date of the Lock-Up Agreement or subsequently acquired, owned directly by OPI V or with respect to which OPI V has beneficial ownership within the rules and regulations of the SEC or (2) exercise any right with respect to the registration of any of such shares of Common Stock, or file or cause to be filed any registration statement in connection therewith, under the Securities Act of 1933, as amended (the “Securities Act”).

After the Lock-Up Agreement expires, OPI V’s shares of Common Stock will be eligible for sale in the public market, subject to any applicable limitations under Rule 144 under the Securities Act, and other applicable U.S. securities laws.  OPI V, along with certain other holders of the Issuer’s Common Stock party to the Investors’ Rights Agreement (as defined below), will be entitled to rights with respect to the registration of their shares.  Registration of these shares would result in the shares becoming freely tradable without restriction, except for shares purchased by affiliates.

The foregoing description of the Lock-Up Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Lock-Up Agreement, a copy of which is filed as Exhibit 2 and incorporated herein by reference.

Amended and Restated Investors’ Rights Agreement

OPI V and certain other stockholders of the Issuer entered into an amended and restated investors’ rights agreement with the Issuer (“Investors’ Rights Agreement”), dated as of April 20, 2015.  Pursuant to the Investors’ Rights Agreement and subject to the terms and conditions therein, the parties agreed that:

Demand Registration Rights

After the expiration of the 180-day period following the Registration Statement Effective Date, the holders of 20% of the shares covered by the Investors’ Rights Agreement, or their transferees, can, request that the Issuer register all or a portion of their shares.  Such request for registration must cover a number of shares with an anticipated aggregate offering price, net of selling expenses, of at least $15.0 million.  The Issuer will not be required to effect a demand registration during the period that is 60 days before the Issuer’s good faith estimate of the date of filing of, and ending on a date that is 180 days after the effective date of, a company-initiated registration of its securities, provided that the Issuer is actively employing in good faith commercially reasonable efforts to cause such registration statement to become effective  In addition, the Issuer will not be required to effect a demand registration if it has effected two such demand registrations.

Short-Form Registration Rights

At any time when the Issuer is eligible to use a Form S-3 registration statement, the holders of at least 20% of the shares covered by the Investors’ Rights Agreement or their transferees, can request that the Issuer register all or a portion of their shares on Form S-3. Such request for registration must cover a number of shares with an anticipated aggregate offering price, net of selling expenses, of at least $1.0 million. The Issuer will not be required to effect a demand registration during the period that is 30 days before the Issuer’s good faith estimate of the date of filing of, and ending on a date that is 90 days after the effective date of, a company-initiated registration of its securities, provided that the Issuer is actively employing in good faith commercially reasonable efforts to cause such registration statement to become effective. In addition, the Issuer will not be required to effect such a demand registration if it has effected two such demand registrations within the twelve month period immediately preceding the date of such request.

Piggyback Registration Rights

The Investors’ Rights Agreement further provides that, in the event that the Issuer determines to register any of its Common Stock under the Securities Act, either for its own account or for the account of other security holders, in connection with the public offering of such securities solely for cash, the stockholders who are party to the Investors’ Rights Agreement, including OPI V, will be entitled to certain “piggyback” registration rights allowing the holders to include their shares in such registration, subject to certain marketing and other limitations.

These rights do not apply with respect to a registration related to stock option, stock purchase or similar plans, a registration relating to an offering described in Rule 145 under the Securities Act or a registration in which the only Common Stock being registered is Common Stock issuable upon conversion of debt securities that are also being registered.

Expenses of Registration

The Issuer will pay the registration expenses of the holders of the shares registered pursuant to the demand, short-form and piggyback registration rights described above.

Indemnification

The Investors’ Rights Agreement contains customary cross-indemnification provisions, pursuant to which the Issuer is obligated to indemnify the selling stockholders in the event of material misstatements or omissions in the registration statement attributable to the Issuer, and the selling stockholders are obligated to indemnify the Issuer for material misstatements or omissions attributable to them.

Termination of Registration Rights.

OPI V’s demand, short-form and piggyback registration rights described above generally will terminate upon the earlier of: (i) the date five years following the Issuer’s initial public offering; (ii) a Deemed Liquidation Event (as defined in the Issuer’s Restated Certificate of Incorporation); or (iii) such time as OPI V and its affiliates hold 1% or less of the outstanding Common Stock and all of the Registrable Securities (as defined in the Investors’ Rights Agreement) of the Issuer held by OPI V may be sold without any restriction on volume or manner of sale in any three-month period pursuant to Rule 144 under the Securities Act.

The foregoing description of the Investors’ Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Investors’ Rights Agreement, a copy of which is filed as Exhibit 3 and incorporated herein by reference.

Other than as described in this Schedule 13D, to the best of the Reporting Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

Item 7.	Materials to Be Filed as Exhibits

Exhibit	Description
1.	Joint Filing Agreement among OrbiMed Advisors LLC, OrbiMed Capital GP V LLC and Samuel D. Isaly
2.
Form of Lock-Up Agreement (incorporated by reference to Annex II of Exhibit 1.1 to Amendment No. 1 to the Issuer’s Registration Statement on Form S-1 (No. 333-206911), filed with the SEC on October 13, 2015).

3.
Amended and Restated Investors’ Rights Agreement by and among the Issuer and certain of its stockholders, dated as of April 20, 2015 (incorporated by reference to Exhibit 4.2 to the Issuer’s Registration Statement on Form S-1 (No. 333-206911), filed with the SEC on September 14, 2015).

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  November 6, 2015

OrbiMed Advisors LLC a Delaware Limited Liability Company

By:	/s/ Samuel D. Isaly
	Name:	Samuel D. Isaly
	Title:	Managing Member

OrbiMed Capital GP V LLC a Delaware Limited Liability Company

By:	OrbiMed Advisors LLC A Delaware Limited Liability Company and its Managing Member

By:	/s/ Samuel D. Isaly
	Name:	Samuel D. Isaly
	Title:	Managing Member

Samuel D. Isaly

By:	/s/ Samuel D. Isaly
	Name:	Samuel D. Isaly

Schedule I

The name and present principal occupation of each of the executive officers and directors of OrbiMed Advisors LLC are set forth below.  Unless otherwise noted, each of these persons are United States citizens and have as their business address 601 Lexington Avenue, 54th Floor, New York, NY 10022.

Name	Position with Reporting Person	Principal Occupation
Samuel D. Isaly	Managing Member	Managing Member OrbiMed Advisors LLC
Carl L. Gordon	Member	Member OrbiMed Advisors LLC
Sven H. Borho German and Swedish Citizen	Member	Member OrbiMed Advisors LLC
Jonathan T. Silverstein	Member	Member OrbiMed Advisors LLC
W. Carter Neild	Member	Member OrbiMed Advisors LLC
Geoffrey C. Hsu	Member	Member OrbiMed Advisors LLC
Evan D. Sotiriou	Chief Financial Officer	Chief Financial Officer OrbiMed Advisors LLC

Schedule II

The business and operations of OrbiMed Capital GP V LLC are managed by the executive officers and directors of its managing member, OrbiMed Advisors LLC, set forth on Schedule I attached hereto.

EXHIBIT INDEX

Exhibit	Description
1.	Joint Filing Agreement among OrbiMed Advisors LLC, OrbiMed Capital GP V LLC and Samuel D. Isaly
2.
Form of Lock-Up Agreement (incorporated by reference to Annex II of Exhibit 1.1 to Amendment No. 1 to the Issuer’s Registration Statement on Form S-1 (No. 333-206911), filed with the SEC on October 13, 2015).

3.
Amended and Restated Investors’ Rights Agreement by and among the Issuer and certain of its stockholders, dated as of April 20, 2015 (incorporated by reference to Exhibit 4.2 to the Issuer’s Registration Statement on Form S-1 (No. 333-206911), filed with the SEC on  September 14, 2015).